Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME TO RELEASE THIRD QUARTER RESULTS

Vancouver, Canada, November 10, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the third quarter ended September 30, 2010 on the afternoon of Thursday, November 11, 2010.  Cardiome will hold a teleconference call and webcast at 4:15pm Eastern (1:15pm Pacific) on that day to discuss the results.

To access the conference call, please dial 416-340-2217 or 866-696-5910 and reference conference 2504411.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 11, 2010.  Please dial 905-694-9451 or 800-408-3053 and enter code 1765134# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com